Exhibit 21.1

List of Subsidiaries of Takung Art Co., Ltd.1

Subsidiaries	Place of Incorporation	Relationship to Takung Art Co., Ltd.
NFT Limited	Cayman Islands	Subsidiary
Hong Kong Takung Art Company Limited	Hong Kong	Subsidiary
Hong Kong MQ Group Limited	Hong Kong	Subsidiary
Metaverse Digital Payment Co., Ltd.	Hong Kong	Subsidiary
Takung Cultural Development (Tianjin) Co., Ltd.	PRC	Subsidiary
NFT Digital Technology Limited	New York	Subsidiary
NFT Exchange Limited	Wyoming	Subsidiary

[1]	This is a list of the significant subsidiaries of Takung Art Co., Ltd. as of the date of the prospectus.